Exhibit No. 11   Computation of Earnings Per Common Share




                                               NINE MONTHS ENDED
                                              SEPTEMBER 30, 1996



     Net loss attributable
     to common shareholders                           $   95,000

     Average common shares outstanding                   373,025

     Loss per common share                            $     0.25